UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated May 21, 2015
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold” or “the Company”)
RESIGNATION OF A DIRECTOR ON THE SIBANYE GOLD BOARD
Westonaria, 21 May 2015: In terms of Section 3.59 of the Listings
Requirements of JSE Limited (“JSE”), shareholders are advised that Dr Zola Skweyiya has resigned from the Board with effect from 21 May 2015. Dr Skweyiya has been a director since October
2013. Dr Skweyiya has decided to pursue other commitments.
The Board wishes to thank Dr Skweyiya for his dedication, insight and wisdom during his tenure on the Board of Sibanye Gold.
ENDS
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 21, 2015
By: /s/
Charl
Keyter
Name:             Charl Keyter
Title:               Chief Financial Officer